Exhibit (a)(5)(B)

                Rare Medium Group, Inc. Announces Extension of
    Its Tender Offer for Up To 2,500,000 Shares of Its Voting Common Stock
                 Until 5:00 P.M., on Wednesday, April 23, 2003

New York, NY - April 16, 2003 - Rare Medium Group, Inc. (OTCBB and Pink
Sheets: RRRR) today announced that it has extended its tender offer to acquire up to 2,500,000 shares of its voting common stock at a purchase price of $1.00 per share, net to the seller in cash, without interest, until 5:00 p.m., New York City time, on Wednesday, April 23, 2003.

The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Wednesday, April 16, 2003. As a result, the company's stockholders may tender or withdraw their shares until 5:00 p.m., New York City time, on Wednesday, April 23, 2003.

The company has been advised by American Stock Transfer & Trust Company, the Depositary for the tender offer, that as of 3:00 p.m. on Wednesday, April 16, 2003, approximately 837,575 shares of voting common stock had been tendered and not withdrawn pursuant to the offer.

Any stockholders who require tender offer materials may contact Morrow & Co., Inc., the Information Agent for the tender offer, at 445 Park Avenue, 5th Floor, New York, New York 10022, (800) 607-0088 (toll-free) or (212) 754-8000
(call collect). Banks and brokerage firms should call (800) 654-2468 (toll-free). None of Rare Medium, its Board of Directors, the Depositary or the Information Agent makes any recommendation to stockholders as to whether to tender or refrain from tendering shares.

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares. The offer to purchase the company's voting common stock is only made through, and the foregoing is qualified in its entirety by reference to, a Tender Offer Statement on Schedule TO, including the offer to purchase and the related letter of transmittal dated March 13, 2003, each filed as an exhibit to the Schedule TO, and all amendments thereto. Stockholders should read these materials carefully because they contain important information, including various terms and conditions of the tender offer. Stockholders will also be able to obtain free of charge the documents filed by the company with the Securities and Exchange Commission from the web site of the Securities and Exchange Commission at www.sec.gov.

         Contact:          Robert Lewis
                           Rare Medium Group, Inc.
                           (212) 730-7540
                           info@raremedium.com